UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38328

LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518052

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ Craig Yan Zeng
Name:	Craig Yan Zeng
Title:	Chief Financial Officer

Date: June 2, 2021

Exhibit Index

Exhibit 99.1—Press Release